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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 4, 2003
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

        Novartis shareholders approve dividend increase of 6% based on good performance in 2002

Investor Relations	Novartis International AG
CH-4002 Basel
Switzerland
Karen J Huebscher, PH.D.
Tel +41 61 324 8433
Nafida Bendali
Tel +41 61 324 3514
Sabine Moravi, MBA
Tel +41 61 324 8989
Silke Zenter
Tel +41 61 324 8612
Francisco Bouzas
Tel +41 61 324 8444
Fax +41 61 324 8844
Internet Address:
http://www.novartis.com

- Investor Relations Release -

Novartis shareholders approve dividend increase of 6% based on good performance in 2002

        Sixth consecutive dividend increase since the 1996 merger

        Two new independent directors elected

        Dynamic business growth expected in 2003

        Basel, 4 March 2003—At their Annual General Meeting in Basel today, the shareholders of Novartis AG approved all the proposals of the Board of Directors including a 6% increase in the dividend to CHF 0.95 per share. The 2,646 shareholders present represented 867,913,859 votes or 30.7% of the 2,824,150,000 shares issued.

Share capital reduction approved

        In July 2002, the Board announced a share repurchase program of up to CHF 4 billion with the objective of reducing the share capital and thus continuing to return excess liquidity to shareholders. By the end of 2002, approximately 22.7 million shares had been repurchased with a nominal value of CHF 11.3 million. The shareholders approved that the share capital be reduced by this amount. The repurchase program will continue in the current year. Furthermore, in the absence of significant acquisitions, Novartis has indicated its intention of deploying up to 50% of its free cash flow for share buy-back programs.

Board membership

        The shareholders elected two new members to the Board: Prof. Srikant Datar, Professor for Accounting and Senior Associate Dean of the Harvard Business School, and Dr. Wendelin Wiedeking, CEO of Porsche AG. This brings the number of Directors to 14, all of whom, except for Chairman and CEO Dr. Daniel Vasella, are independent, in accordance with the best practices of Corporate Governance. William W. George and Prof. Rolf Zinkernagel were re-elected for a further three years, reflecting the recent reduction in the Directors' term of office from four to three years in 2002.

Chairman's address

        In his address, Dr. Vasella expressed his satisfaction in reporting a sixth consecutive year of record results since the 1996 merger. "In a year of economic uncertainty and volatility, we have succeeded in gaining market share and lifting our industry ranking. Our good results are the fruits of a clear, consistent strategy and the quality and high level of commitment of our associates. Our success is based on our ability to continuously discover innovative medicines for patients, as we invest strongly in research to ensure sustainable growth."

        Dr. Vasella also alluded to the importance of good corporate citizenship, noting that Novartis spent CHF 350 million last year to support patients in need, including those suffering from leprosy, malaria, tuberculosis, or cancer. He commented: "We are pleased that our strong performance once more enables us to help those who are suffering and who need our assistance, both those ill with neglected diseases in the developing world as well as indigent and elderly patients without insurance in the developed world."

        Dr. Vasella commented on the compensation policy of Novartis, which is based on a competitive analysis of salaries at benchmark companies, with the aim of attracting the best talent to ensure that Novartis, from its Swiss headquarters, will continue to sustain its strong position and performance.

        He closed with some reflections on the company's ownership of Roche voting shares. "This is a strategic, long-term investment, and we are satisfied with the current investment level. Nonetheless, as the pharmaceutical market continues to consolidate, objective analysis clearly shows that larger firms with broader portfolios will be better able to manage risks and serve patients with innovation and a stream of new products." The merger of Sandoz and Ciba-Geigy, which resulted in Novartis, produced three leading firms: Novartis, Ciba Specialty Chemicals and Syngenta, and contributed to the creation of thousands of new jobs. Moreover, Novartis' total shareholder return has risen at an annual rate of 9.8% since the merger, exceeding local competition and the performance of the SMI. Since 2000, Novartis has been a leader in introducing more new medicines for patients than any other pharmaceutical company.

        Novartis will continue to focus on its strategic goals. Dr. Vasella concluded, "The new year has begun well, I expect our pharmaceuticals and generics businesses to continue to grow dynamically over the course of 2003, with new market share gains. Despite increased investments in research and the challenging economic environment, we expect to achieve even higher levels of operating and net profit than last year—barring any unforeseen events."

        This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "expected", "will", "intention", "expect" or similar expressions, or by discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; and other risks and factors referred to in the Company's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2002, the Group's businesses achieved sales of CHF 32.4 billion (USD 20.9 billion) and a net income of CHF 7.3 billion (USD 4.7 billion). The Group invested approximately CHF 4.3 billion (USD 2.8 billion) in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 72 900 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: March 4, 2003	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

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SIGNATURES